UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marathon Digital Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

1180 North Town Center Drive, Suite 100

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89144

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in its independent registered accounting firm’s completion of the audit of its financial statements for the year ended December 31, 2021, required to be included in its Annual Report on Form 10- K for the fiscal year ended December 31, 2021 (the “Annual Report”) due to, in part, (i) the significant increase in amount and complexity of revenues in 2021 over 2020, (ii) the Company’s transition to large accelerated filer status, shortening filing deadlines by 30 days, and (iii) the Company’s first year of being audited for internal controls. The Company expects to file its Annual Report with the U.S. Securities and Exchange Commission within 15 calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jolie Kahn	516	217-6379
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company generated revenues of $150.5 million during the year ended December 31, 2021 as compared to $4.4 million during the year ended December 31, 2020. For the year ended December 31, 2021, this represented an increase of $146.1 million or 3,353%. Revenue for the years ended December 31, 2021 and 2020 were derived primarily from cryptocurrency mining. During 2021, the Company placed into service over 30,000 bitcoin mining machines while increasing the Company’s hash rate by approximately 1800%. This increase resulted in the Company generating an average of 1.6 bitcoin per day in January 2021 to generating approximately 15.6 bitcoin per day in December 2021.

MARATHON DIGITAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON DIGITAL HOLDINGS, INC.

Date : March 1, 2022	By :	/s/ Fred Thiel
Fred Thiel